FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated July 3, 2015

MATERIAL FACT

Grupo Santander (“Santander” or the “Group”) announces that it has reached an agreement to acquire the stake held by DDFS LLC in Santander Consumer USA Holdings Inc (“SCUSA”), representing 9.68% of the such company, for the sum of 928 million USD. Following this transaction, the Group’s stake in SCUSA will stand at about 68.7%.

The transaction, which is subject to regulatory approval, has an impact of approximately -8 basis points on the Group’s CET1 fully loaded capital.

Boadilla del Monte (Madrid), July 3, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 6, 2015	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer